UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

CoContest Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    April 16, 2015

Physical Address of Issuer:

405 Howard Street, 10th Floor, San Francisco, CA 94105-2669, United States

Website of Issuer:

https://gopillar.com/

Current Number of Employees:

0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$443,905	$539,881
Cash & Cash Equivalents	$154,289	$241,735
Accounts Receivable	$48,977	$71,856
Current Liabilities	$219,804	$140,242
Long-term Debt	$0	$48,728
Revenues/Sales	$318,731	$571,053
Cost of Goods Sold	$18,021	$24,637
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(59,459)	$(64,958)

Table of Contents

<p style="text-align:center">**June 26, 2023**</p>

<p style="text-align:center">**CoContest Inc.**</p>



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by CoContest Inc., operating as GoPillar ("**GoPillar,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://gopillar.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

<p style="text-align:center">The date of this Form C-AR is June 26, 2023.</p>

<p style="text-align:center">***THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.***</p>

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Alessandro Rossi
_____
(Signature)

Alessandro Rossi
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Alessandro Rossi
_____
(Signature)

Alessandro Rossi
_____
(Name)

Director
_____
(Title)

June 26, 2023
_____
(Date)

/s/ Federico Schiano di Pepe
_____
(Signature)

Federico Schiano di Pepe
_____
(Name)

Director
_____
(Title)

June 26, 2023
_____
(Date)

/s/ Filippo Schiano di Pepe
_____
(Signature)

Filippo Schiano di Pepe
_____
(Name)

Director
_____
(Title)

June 26, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
June 26, 2023

CoContest Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

CoContest Inc., operating as Go Pillar, is a startup specializing in digital services for the architectural design market. We allow home, office and shop owners to get dozens of architecture projects through our online community of design professionals. At the same time, we help our professionals improve their skills by offering them remote training video courses for architectural designers. The Company operates its business under the name Go Pillar.

The Company is headquartered and qualified to conduct business in California and sells products and services through the internet throughout the United States and internationally.

The Company also conducts business through its wholly-owned subsidiary, Cocontest Italy SRL, an entity incorporated in Italy on October 10, 2015. This entity employs five (5) employees.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of capital stock to investors upon the conversion of any security convertible into shares of our capital stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized capital stock to be able to obtain funding by issuing shares of our capital stock or securities convertible into shares of our capital stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or

services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We face various risks as an e-commerce retailer.

As part of our growth strategy, we have made significant investments to grow our e-commerce business. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, as other internet retailers have increased market share in

recent years, we have faced increased competition, and may continue to face increased competition in the future, from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

If we are unsuccessful in adding users to our platform or if our platform users decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We have launched a platform for architects, including offering design services and architectural e-learning classes. The size of our user base on the platform and our users' level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the services offered. If people do not perceive our platform or services to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active user base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

CoContest Inc., operating as Go Pillar, is a startup specializing in digital services for the architectural design market. We allow home, office and shop owners to get dozens of architecture projects through our online community of design professionals. At the same time, we help our professionals improve their skills by offering them remote training video courses for architectural designers. The Company operates its business under the name Go Pillar.

The Company is headquartered and qualified to conduct business in California and sells products and services through the internet throughout the United States and internationally.

The Company also conducts business through its wholly-owned subsidiary, Cocontest Italy SRL, an entity incorporated in Italy on October 10, 2015. This entity employs five (5) employees.

Business Plan

CoContest Inc. is a startup specializing in digital services for the architectural design market operating under the business name Go Pillar.

The Company plans to significantly expand its business by producing new video courses in several different languages to enrich its training offerings, test a variety of new business models, and create a new version of our website with new and improved graphics. Any capital we raise in the future will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
GoPillar	Crowdsourcing Architectural Design Marketplace	Home owners, office owners, shop owners, real estate developers (age target is between 40-60 yrs. old)
GoPillar Academy	E-learning website for architectural designers	Architects, construction engineers, civil engineers, surveyors, interior designers, landscape architects. (age target is broad between $20 - 50$ yrs. old)

Competition

Generally, GoPillar's main competition is with traditional services, namely offline freelance architects. However, GoPillar has one direct competitor, Arcbazar, which does allow its' customers to launch design contests. There are also many websites that allow the consumer to select and work with a single designer. The largest and most well known website is Houzz.

GoPillar Academy has many direct competitors that are generalist e-learning sites that offer amongst other classes, architectural training courses. Udemy and Cursera are some well-known competitors that have more courses for designers. Vertical sites, however, dedicated exclusively to training for architectural designers are very few and not very relevant.

Customer Base

GoPillar offers business to consumer architectural design services to anyone who needs to renovate or design a space from scratch, but the service is also used by business clients such as real estate developers and real estate agencies. The age target is high – about 80% of our customers are between $40 - 60$ years old. GoPillar Academy offers training courses for architecture professionals. The architectural design market is very complex and the skills and technologies rate of obsolete is very high. It is for this reason that professionals in the sector seek professional training services at all ages from $20 - 60$ years old.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Alessandro Rossi	CEO, Co-Founder and Director	CEO, Co-Founder and Director of CoContest Inc., 2015 – Present Responsible for corporate strategy, business development and general CEO responsibilities	Luiss Guido Carli University, Master's Degree, Antitrust and Innovation Law and Economics, 2013; Luiss Guido Carli University, Master's Degree, Law and Economics, 2012; Luiss Guido Carli University, Bachelor's Degree, Economics and Management, 2010
Federico Schiano di Pepe	Co-Founder, Director and Product Marketing Manager	Co-Founder, Director and Product Marketing Manager of CoContest Inc., 2015 – Present Responsible for product management and marketing EdTech Fellow of On Deck, 2022 – Present Connect with a community of experts and leading minds in EdTech Founder of Teachfloor, 2021 – Present Co-Founder of online cohort-based courses platform Forbes U30 Europe Board Member, 2019 – Present Responsible for directorship role	University of California, Berkeley, School of Law, Scholarship, 2012; Universita degli studi Roma TRE, 2012; InnovAction Lab, Entrepreneurship Course, 2011
Filippo Schiano di Pepe	Co-Founder, Director and Chief Innovation Officer	Co-Founder, Director and Chief Innovation Officer of CoContest Inc., 2015 - Present Responsible for managing the development all new products and services for the Company EdTech Fellow of On Deck, 2022 – Present Connect with a community of experts and leading minds in EdTech	Sapienza Universita di Roma, B.Arch., Architecture, 2006

		Founder of Teachfloor, 2021 – Present Co-Founder of online cohort-based courses platform	
Giulio Blasi	CTO	CTO of CoContest Inc., 2020 – Present Responsible for technology matters and development of the two main sites of the Company and GoPillar Academy Self-Employed for Sviluppatore Web, 2015 – Present Responsible for web development Co-Founder of My Take It, 2016 - Present Responsible for technology matters	University of Rom Tor Vergata, Informatica, 2016; IT IS Armellini, Tecnico Informatico, 2008
Marco Romeo	Sales Manager	Sales Manager of CoContest Inc., 2018 – Present Responsible for managing all the sales and customer support processes of the GoPillar.com online design portal	Liceo Scientifico Guiseppe Peano, Diploma di Specializzazione di 1'livello DS1, Lingue e letterature straniere, generale 2013
Emanuela Furone	COO and GoPillar Academy General Manager	COO and GoPillar Academy General Manager of CoContest Inc., 2018 – Present Responsible for customer acquisition and marketing for the GoPillar Academy	Luiss Guido Carli University, Master's Degree, Management and Marketing, 2015; Luiss Guido Carli University, Bachelor's Degree, Economics and Management, Marketing, 2013

Biographical Information

Alessandro Rossi: Alessandro is the CEO, Co-Founder and a Director of the Company. He is a digital entrepreneur and co-founder of several digital service companies. Graduated in economics and management with a specialization in antitrust law and economics, he immediately became passionate about digital innovation with a focus on business models that could maximize competition and therefore the quality of services on the market. He has participated as co-founder in several acceleration programs for startups, from Italy to Chile to the United States.

Federico Schiano di Pepe: Federico is a Co-Founder, Director and the Product Marketing Manager of the Company. He is a serial entrepreneur. Federico has nearly ten years of technology expertise in product management and marketing. He took part in several startup accelerators, such as 500 Startups and Startup Chile. Federico is passionate about innovative business models and digital products such as marketplaces, e-learning platforms and SAAS. In 2017, Federico was named to the Forbes 30 under 30 Europe list. He has written for major magazines such as Huffington Post, Forbes, and Inc.

<u>Filippo Schiano di Pepe</u>: Filippo is a Co-Founder, Director and the Chief Innovation Officer of the Company. He is responsible for managing the development all new products and services for the Company. Filippo has been primarily focused on building products, giving particular attention to efficiency and optimization with the ultimate goal of speeding up the growth and developing new business models. He has more than ten years of experience in planning and managing product development as a Product manager and Innovation officer. Filippo is an alumni of Startup Chile and 500 Startups.

<u>Giulio Blasi</u>: Giulio is the Chief Technology Officer of the Company. After graduating with a degree in computer science, Giulio began his career as a software engineer at a very young age. Over the years, Giulio has been involved in digital consultancy and development of websites for small and large companies in the Italian national scene. Passionate about programming and SEO, technology and startups, in 2019 Giulio became the CTO of the Company and is in charge of the development of the two main sites of the Company and GoPillar Academy.

<u>Marco Romeo</u>: Marco is the Sales Manager for the Company. He left his studies immediately after high school to devote himself to his great passion: sales. Although still very young, Marco has already gained great experience as a seller both offline and later online in various markets. After a first experience with digital startups at the Luiss Enlabs accelerator in Rome, he decided to devote himself full time to the sale of digital services. With this in mind, in 2018, Marco joined the Company team, and today he manages all the sales and customer support processes of the GoPillar.com online design portal.

<u>Emanuela Furone</u>: Emanuela is the COO and GoPillar Academy General Manager for the Company. After graduating in economics and marketing, driven by a genuine passion for digital and innovative companies, Emanuela immediately began her career as an expert manager in B2C acquisition and marketing funnel at the Company. Thanks to her tireless work and her knowledge of marketing and growth hacking strategies, Emanuela has managed in a few years to make GoPillar Academy one of the most active and innovative sites in the professional training market for designers.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees. The Company utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 20,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and 10,000,0000 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"). Additionally, the Company has established the 2016 Equity Incentive Plan for which 3,085,745 shares are authorized for issuance thereunder. As of the date of this Form C-AR, 10,000,000 shares of Common Stock and 7,485,883 shares of Series Seed Preferred Stock are issued and outstanding. Additionally, the Company has 3,085,745 options to purchase Common Stock issued and outstanding and no additional options available for issuance under the 2016 Equity Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share Right to elect two (2) Board of Directors
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Type	Series Seed Preferred Stock
Amount Outstanding	7,485,883
Par Value Per Share	$0.00001
Voting Rights	1 vote per share Right to elect one (1) Board of Director
Anti-Dilution Rights	None
Other Rights	(a) Inspection rights and rights to quarterly and annual financial information for Major Purchasers of $500,000 or more; (b) Major Purchasers provided most favored nations for any rights, preferences or privileges granted in the next Company equity financing that are more favorable than the terms of the Series Seed Preferred Stock; (c) Company right of first refusal on Series Seed Preferred Stock; (d) Restrictions on transfer and Drag-Along Right; and (e) Major Purchasers have right of first refusal to purchase their pro-rata share of new shares in a subsequent equity offering.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	3,085,745*
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

*A portion of these Options remain subject to vesting

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$125,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap of $6,000,000 and Discount Rate of 80%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$47,200*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $6,400,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $925 in SAFEs issued to the intermediary.

Outstanding Debt

As of the date of this Form C-AR, the Company has no outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$125,000	4	Research & Development and General Working Capital	March 5, 2020; April 27, 2020	Section 4(a)(2)
Option to Purchase Common Stock	$0	3,085,745	N/A	February 4, 2021	Rule 701
Crowd SAFE (Simple Agreement for Future Equity)	$47,200*	125	Product Development and General Working Capital	January 19, 2023	Reg. CF

*Includes $925 in SAFEs issued to the intermediary.

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

There are no beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of April 30, 2023, the Company had an aggregate of approximately $131,266 in cash and cash equivalents, leaving the Company with over 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In January 2023, the Company completed an offering pursuant to Regulation CF and raised $46,275.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
June 26, 2023

CoContest Inc.




Cocontest Inc.
For the year ended on December 31, 2022
<u>Unaudited</u>


	CoContest Inc.	Cocontest Italy Srl	Eliminations	Consolidation
Revenues				
Academy Annual SaaS	6,468	-		6,468
Academy Course	18,278	-		18,278
Academy Monthy SaaS	4,560	-		4,560
Gift Cards Academy	-	-		-
Sales	-	345,520	(57,479)	288,041
Other Income	1,094	290		1,384
Teacher's Fine	-	-		-
Total Revenues	**30,400**	**345,809**	**(57,479)**	**318,731**
Cost of Sales				
Cost of Sale-Course Production	15,279	-		15,279
Cost of Sales - Credit Request	-	-		-
Cost of Sales - Course Editing	-	-		-
Cost of Sales - Book Licenses	-	-		-
Cost of Sales - Purchases	-	2,742		2,742
Total Cost of Sales	**15,279**	**2,742**	**-**	**18,021**
Gross Profit	**15,122**	**343,067**	**(57,479)**	**300,710**
Expenses				
Accounting Expense	1,500	-		1,500
Accreditation Expense	6,929	-		
Advertising Expense	83,906	-		83,906
Auto Expenses	-	-		-
Bank Fees	691	2,796		3,487
CA Franchise Taxes	2,313	-		2,313
Cleaning Exp	-	1,346		1,346
Commissions and Fees Expense	-	797		797
Condominium Charges	-	2,833		2,833
Consulting		73,729		
Depreciation & Amortization	4,105	11,551		15,656
Domain/Database Expense	-	-		-
Dues & Subscriptions	124	-		124
Financial Expenses	-	-		-

Gain/Loss on Exchange	14,103	-		14,103
Hosting Expense	-	-		-
Interest Expense		411		
Internet Exp	-	-		-
Legal Expense	12,599	385		12,984
Licenses & Permit Fees	2,953	-		2,953
Maintenance & Repairs	-	-		-
Marketing Expense	-	12,934		12,934
Office Supplies Expense	-	-		-
Other Operating Expenses	-	21,429		21,429
Other Services	-	44,837		44,837
Outside Services	-	25,122		25,122
Online Services	8,171	-		
Stripe Fees	791	2,650		
Paypal Fee	423	6,135		6,557
Payroll Tax	-	-		-
Professional Fees - others	-	-		-
Professional Services - Srl	57,479	-	(57,479)	-
Registration Fees	-	-		-
Rent Expense		16,025		
Salaries	-	105,241		105,241
Service Charge Expense	-	-		-
Severance pay	-	-		-
Software Expense	-	-		-
Telephone Exp	-	1,079		1,079
Travel Exp	-	-		-
Taxes		739		
Utilities	-	967		967
Total Expenses	**196,088**	**331,005**	**(57,479)**	**360,169**
Net Income	**(180,966)**	**12,062**	**-**	**(59,459)**


Cocontest Inc.
At December 31, 2022
<u>Unaudited</u>


	CoContest Inc.	Cocontest Italy Srl	Eliminations	Consolidation
ASSETS				
Current Assets				
First Republic Bank	32,781	-		32,781
Paypal USD	47	-		47
Paypal-EUR	198	-		198
Stripe USD	43	-		43
Cash		121,220		121,220
Accounts Receivables	-	66,238	(17,262)	48,977
Other Current Assets	-	58,729		58,729
Prepaid Taxes	-	-		-
Total Current Assets	33,070	246,187	(17,262)	261,995
				-
Property and Equipment				-
Property and Equipment	1,840	17,752		19,592
Business Development	168,091	-		168,091
Accum. Depreciation - Prop&Eqt	(1,840)	(11,502)		(13,342)
Accu. Amor.-Business Dev.	(68,524)	-		(68,524)
Total Property and Equipment	99,567	6,251	-	105,818
				-
Other Assets				-
Intangible Assets	46,869	64,105		110,974
Accumulated Amortization	-	(39,683)		(39,683)
Financial Assets	-	4,801		4,801
Investment in CoContest Italy	156,223	-	(156,223)	-
Total Other Assets	203,092	29,223	(156,223)	76,092
Total Assets	**335,729**	**281,661**	**(173,485)**	**443,905**

Cocontest Inc.
At December 31, 2022
Unaudited

	CoContest Inc.	Cocontest Italy Srl	Eliminations	Consolidation
LIABILITIES AND CAPITAL				
Current Liabilities				
Accounts Payable	-	139,702		139,702
Provisions	-	22,377		22,377
Accrued Expenses	3,500	-		3,500
Payable to CoContest Italy Srl	17,262	-	(17,262)	-
Payroll Taxes Payable		54,225		54,225
Income Taxes Payable	-	-		-
Total Current Liabilities	20,762	216,304	(17,262)	219,804
Long-Term Liabilities		-		-
Long-term Payable	-	-		-
Total Long-Term Liabilities	-	-	-	-
Total Liabilities	20,762	216,304	(17,262)	219,804
				-
Capital				-
Retained Earnings	(1,544,266)	(145,023)		(1,689,289)
Post closing adjustment 2021		41,967		41,967
Paid-in Capital	2,040,025	63,224	(63,224)	2,040,025
Common Stock	100	26,344	(26,344)	100
Preferred Stocks	75	-		75
Reserves & Surplus	-	66,655	(66,655)	-
Foreign currency translation adjustment		127		127
Net Income	(180,966)	12,062		(168,904)
Total Capital	314,967	65,356	(156,223)	224,101
Total Liabilities & Capital	**335,729**	**281,661**	**(173,485)**	**443,905**